FIFTH AMENDED AND RESTATED OPERATING AGREEMENT
OF
UNIFYING SPIRITS LLC
Formerly Ultimate Spirits LLC
d/b/a Boba Pops
A Pennsylvania Limited Liability Company

This FIFTH AMENDED AND RESTATED OPERATING AGREEMENT of UNIFYING SPIRITS LLC, formerly Ultimate Spirits LLC and currently doing business as Boba Pops (the "Company"), dated and effective as of February 16, 2026 (the "Effective Date"), has been adopted by the Company and the Voting Members of the Company as of the Effective Date.

WHEREAS, the Company was duly organized as a Pennsylvania limited liability company by filing the Certificate pursuant to the Act on May 6, 2021; and

WHEREAS, the Members and Company duly executed and approved an Operating Agreement on May 25, 2021, an Amended and Restated Operating Agreement on September 16, 2021, a Second Amended and Restated Operating Agreement on March 2, 2024, a Third Amended and Restated Operating Agreement in October 2024, and a Fourth Amended and Restated Operating Agreement in January 2025 (collectively the "Initial Operating Agreements"); and

WHEREAS, the Voting Members now desire to amend and restate the terms and conditions of the Initial Operating Agreements as provided for in this Agreement; and

WHEREAS, the Voting Members further desire to evidence, memorialize, and reaffirm the terms and conditions of that certain Attachment to the Amended and Restated Operating Agreement dated and effective as of April 2022, attached hereto and incorporated herein by reference, which, among other things, evidences and affirms the Company's change of name;

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein, and intending to be legally bound hereby, the Company and the Voting Members agree as follows:

ARTICLE I
RECITALS AND DEFINITIONS

1.1. Incorporation of Recitals. The foregoing recitals are hereby incorporated into, and made a part of, this Agreement.

1.2. Definitions. In addition to the terms defined in other provisions of this Agreement, the following terms shall have the meanings set forth below unless the context requires otherwise:

"Act" means the Pennsylvania Uniform Limited Liability Company Act of 2016, 15 Pa.C.S. § 8811 et seq., and any successor statute, as amended from time to time.

"Affiliate" means, as to any Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with such Person

or, if such Person is an individual, the immediate family of such Person or trusts solely for the benefit of such immediate family. As used in this definition, the term "control" means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, as trustee or executor, by contract or credit arrangement, or otherwise.

"Agreement" means this Fifth Amended and Restated Operating Agreement, as amended, modified, supplemented, or restated from time to time.

"Capital" means the sum of money and other property contributed to the Company by its Members, as reflected on the balance sheet of the Company.

"Capital Account" means the individual account maintained by the Company with respect to each Member or a holder of a Transferable Interest as provided in Section 4.4 of this Agreement.

"Capital Contribution" means the aggregate amount of cash and the agreed value of any property or services, as determined in record form by the Member and the Company, contributed by each Member to the Company as provided in Section 4.1 of this Agreement. In the case of a Member who acquires Units by an assignment or transfer in accordance with the terms of this Agreement, "Capital Contribution" means the capital contribution of that Member's predecessor proportionate to the acquired Units.

"Cause" shall mean (a) conviction of a felony or a misdemeanor involving dishonesty or moral turpitude; (b) commission of any act of theft, fraud, dishonesty, or falsification of any employment or Company records; (c) negligent act or omission in connection with the property or activity of the Company; (d) willful or reckless misconduct and/or failure to comply with the Company's policies and practices as generally in effect from time to time; (e) insubordination, refusal to follow the Company's lawful directives, or refusal without proper legal reason to substantially perform the duties and responsibilities required, other than by reason of mental or physical illness or incapacity; (f) any breach of any material term of this Agreement, any other contractual agreement between a Person and the Company, and/or any common law duty owed to the Company; provided, that, in the event of conduct described in clauses (c), (d), (e) and (f), Cause shall exist only if the breach is not cured to the reasonable satisfaction of the Board of Managers within ten (10) days of the Company's written notice thereof, if reasonably curable within ten (10) days, or if not, then within such time as is reasonable under the circumstances, which in no event shall exceed thirty (30) days.

"Certificate" means the certificate of organization and all amendments thereto and restatements thereof filed on behalf of the Company with the Bureau of Corporations of the Commonwealth of Pennsylvania pursuant to the Act.

"Code" means the Internal Revenue Code of 1986, as amended, including as amended by the Bipartisan Budget Act of 2015 (the "BBA"). References to sections of the Code or to Treasury Regulations shall include the applicable provisions of any succeeding law or regulation.

"Fair Market Value." means the fair market value of a Unit or Units as of the applicable Valuation Date, which shall be fixed by mutual agreement of the Member whose Units are being valued, the lawful holder of such Units, or the personal representative of a deceased Member, as

the case may be, on the one hand ("Seller"), and the Company or the other Member(s), on the other hand ("Buyer"). If Seller and Buyer cannot agree on the fair market value of the Units within thirty (30) calendar days of the applicable Triggering Event Date (the "Consent Period"), the value of the Units shall be its value as of the applicable Valuation Date, as determined by the accountants regularly servicing the books of the Company, within fifteen (15) calendar days after the Consent Period expires (the "Accounting Period"), and the Company shall advise the Seller of the accountants' determination of the Fair Market Value within three (3) business days of receipt of such determination, but in no event later than three (3) business days after the expiration of the Accounting Period. In determining the value of the Units for purposes of sale, the accountants shall include discounts in the value of the Units due to lack of marketability, the degree of control reflected in the Units being appraised, and any other factors commonly used to discount membership interests of a closely held company similarly situated to the Company. The value independently and professionally determined by the accountants regularly servicing the books of the Company shall be valid, legally binding, and enforceable against the Company and the Members of the Company, and the Company and the Members of the Company hereby waive and abandon any and all objections thereto.

"Governance Interest" means the right to participate in the management of the Company, including the right to consent to or approve actions by the Company.

"Involuntary Transfer" means a Transfer not permitted under this Agreement but which the Company may be required by law to recognize, which may include a Transfer due to (a) bankruptcy or insolvency proceedings, whether voluntary or involuntary; (b) distribution of marital property due to divorce; (c) the acquisition or liquidation of a Membership Interest by a creditor or claimant of a Member, (d) distraint, levy, attachment, execution, foreclosure or court order, or (e) other involuntary or unauthorized Transfer; or (f) a charging order is issued against or in regard to a Membership Interest; provided, however, that the Company shall not be compelled or required to transfer any equity or ownership interest as the result of any divorce proceeding.

"Majority Interest" means Membership Interest represented by more than fifty percent (50%) of the outstanding Voting Units.

"Manager" means any Person serving at the time as a manager of the Company as provided in this Agreement. The Managers collectively constitute the "Board of Managers."

"Member" means any Person who at the time is a member of the Company. "Members" mean two (2) or more Persons when acting in their capacities as members of the Company.

"Membership Interest" means the interest of a Member in the Company, including, without limitation, interests in Profits and Losses, rights to distributions, allocations and information, and rights to consent to or approve actions by the Company, all in accordance with the provisions of this Agreement and the Act.

"Non-Voting Member" means any Member that owns Non-Voting Units. As of the date hereof, all authorized, issued, and outstanding Units are Voting Units, as the class of Series C Advisor Units has been extinguished and terminated in entirety.

"Partner Tax Liability Act" has the meaning set forth in Section 4.13.

"Partnership Representative" means the partnership representative as designated in accordance with section 6223(a) of the Code, as then in effect.

"Percentage Interest" means (a) with respect to any class of Members, the number of Units of such class of Units held at a particular time by a Member, divided by the number of Units of such class then held by all Members, and expressed as a percentage; and (b) with respect to all classes of Members, the weighted average of all of a Member's Units calculated by adding: (i) the Percentage Interest of such Member's Series A Investor Units multiplied by the Series A Percentage, plus (ii) the Percentage Interest of such Member's Series B Management Units multiplied by the Series B Percentage. The Percentage Interests of the Members for each authorized class of Units as of the Effective Date are set forth on Annex A and Annex B. Annex C is hereby null and void, as the class of Series C Advisor Units has been extinguished and terminated in entirety.

"Person" means a natural person, corporation, general or limited partnership, limited liability company, joint venture, trust, estate, association, or other legal entity or organization. A partnership, corporation, trust, estate or unincorporated entity shall designate a representative to act on its behalf with respect to its Membership Interest in the Company by filing a writing designation of representative with the Company.

"Profits and Losses" means, for each fiscal year or other period, the net income or net loss of the Company for federal income tax purposes, including all items of the Company's income, gain, loss, deduction and credit, and tax-exempt income and non-deductible expenses of the Company.

"Series A Percentage" means 77.0%.

"Series B Percentage" means 23.0%.

"Tax Payment Loan" has the meaning set forth in Section 4.13 of this Agreement.

"Transfer" has the meaning set forth in Section 10.1 of this Agreement.

"Transferable Interest" means the right to receive distributions from the Company.

"Treasury Regulations" or "Treas. Regs." means the income tax regulations, including temporary regulations, promulgated under the Code, as those regulations may be amended from time to time, including corresponding provisions of successor regulations.

"Triggering Event Date." means the (a) date on which a Member first offers to sell all or a portion of the Member's Membership Interest to the Company, in the case of a sale pursuant to Sections 10.2 or 10.3 of this Agreement; (b) date on which the Company receives actual notice or written notice from a Member or a permitted assignee that a Membership Interest, a Transferable Interest, or a part thereof has become subject to an Involuntary Transfer or a charging order, in the case of a sale pursuant to Section 10.4 of this Agreement; (c) date of death of a Member, in the case of a sale pursuant to Section 10.5 of this Agreement; or (d) date on which a Member's engagement by the Company terminates, in the case of a sale pursuant to Section 10.6 of this Agreement.

"Unit" means a unit representing a fractional part of the Membership Interests of all Members. Each Unit will either be a Series A Investor Unit or a Series B Management Unit. Any reference to a Unit in this Agreement shall be deemed to include the Membership Interest of the Member, or a portion of a Membership Interest of the Member, represented by a Unit. All Series C Advisor Units have been extinguished and terminated in entirety.

"Valuation Date" means the last day of the month immediately preceding the Triggering Event Date.

"Voting Member" means any Member that owns Voting Units.

"Voting Unit" means either a Series A Investor Unit or a Series B Management Unit.

ARTICLE II
ORGANIZATION

2.1. Registered Office Address; Other Offices. The registered office address of the Company shall be 214 Sygan Road, McDonald, Pennsylvania 15057, or at such other place as the Board of Managers may designate from time to time, which need not be in the Commonwealth of Pennsylvania. The Company may have such other offices as the Board of Managers may designate from time to time.

2.2. Purpose. The object and purpose of, and the nature of the business to be conducted and promoted by, the Company is to engage in any lawful act or activity for which limited liability companies may be organized under the Act and to engage in all lawful activities necessary, convenient, desirable, or incidental to any of the foregoing.

ARTICLE III
MEMBERSHIP INTERESTS

3.1. Initial and Subsequent Members. Unless otherwise provided in this Agreement, a Person who is not already a Member and who acquires a previously outstanding Unit or Units in accordance with this Agreement shall be admitted as a Member, and Persons may be admitted as Members from time to time on such terms and for such reasons, including investment and service, as are exclusively determined by the Board of Managers without the vote of Members. It shall be necessary for Persons who are subsequently admitted as Members to execute this Agreement either by counterpart, joinder, or amendment. When any Person is admitted as a Member or ceases to be a Member, or when Percentage Interests or Governance Interest of Members change, the Board of Managers shall cause such change to be reflected on the books of the Company and shall prepare a revised version of each Annex attached hereto, which shall be distributed to the Members. The Board of Managers shall provide to any Member upon request a copy of the current version of Annex setting forth the class of Units. Any failure to distribute a revised Annex upon any change in Members, Percentage Interests, or Governance Interest shall not affect the validity of any such change.

3.2. Authorized Membership Interests. The aggregate number of authorized membership interests in the Company shall be divided into 4,500,000 Series A Investor Units and 460,000 Series B Management Units. "Series A Investor Units" shall be those Units of the Company issued

to Persons who have or will contribute or invest capital into the Company and that have such rights and preferences as set forth in this Agreement and are entitled to vote as described in Section 6.1 hereof. "Series B Management Units" shall be those Units of the Company that are issued to the Managers and Officers of the Company have such rights and preferences as set forth in this Agreement and are entitled to vote as described in Section 6.1 hereof. "Series C Advisor Units" have been extinguished and terminated in entirety. All references to Units made in this Agreement shall mean the Series A Investor Units and the Series B Management Units, along with the Membership Interest represented thereby.

3.3. Voting Members. The Voting Members of the Company are the Persons holding Series A Investor Units listed on Annex A and those Persons holding Series B Management Units listed on Annex B, each of which is hereby admitted as or continues as a Member of the Company upon such Voting Member's execution of a signature page (each a "Member Signature Page") to this Agreement.

3.4. Record Holders of Units. The Company shall be entitled to treat the Person in whose name any Unit stands on the books of the Company as the absolute owner thereof and as a Member of the Company holding the Membership Interest evidenced by that Unit. The Company shall not be bound to recognize any equitable or other claim to, or interest in, such Unit on the part of any other Person, whether or not the Company has express or other notice of any such claim.

3.5. Securities Legend. THE INTERESTS REPRESENTED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR ANY STATE SECURITIES LAW, AND MAY NOT BE OFFERED FOR SALE, SOLD, OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR AN EXEMPTION FROM REGISTRATION THEREUNDER.

3.6. No Redemption Upon Dissociation. A Member who is dissociated from the Company shall not have a right to be paid for the Membership Interest of the Member as a result of the dissociation, unless such payment is authorized by reason of another provision in this Agreement or pursuant to a determination of the Board of Managers.

3.7. Lack of Authority. A Member, in his, her, or its capacity as a Member, shall not have the authority or power to act for or on behalf of the Company, or otherwise bind the Company, in any way without the prior written consent of the Company.

3.8. No Right of Partition. A Member shall not have the right to seek or obtain partition by court decree or operation of law of any Company property, or the right to own or use particular assets of the Company.

3.9. Evidence and Transfer of Units. No Unit shall be evidenced by any certificate. Transfers of units shall be made on the records of the Company. No transfer shall be made inconsistent with the provisions applicable law.

ARTICLE IV
FINANCIAL AND TAX MATTERS

4.1. Capital Contributions. The Company shall keep a record of the Capital Contributions made by the Members. A Member shall not be (a) required to make any additional capital contribution to the Company not specifically agreed to in writing between the Member and the Company, or (b) obligated or required under any circumstances to restore any negative balance in his, her, or its Capital Account.

4.2. Return of Contributions. A Member is not entitled to the return of any part of the Member's Capital Contribution, or to be paid interest in respect of the Member's Capital Account or Capital Contribution. An unrepaid Capital Contribution is not a liability of the Company or of any Member. No Member is required to contribute or to lend any cash or property to the Company to enable the Company to return any Member's Capital Contributions.

4.3. Advances by Members. A Member may agree, with the consent of the Board of Managers, to loan funds to or guarantee obligations of the Company. A loan to the Company or guaranty of its obligations by a Member is not a Capital Contribution.

4.4. Capital Accounts.

4.4.1. Tax Provisions. The allocation and capital account maintenance provisions of Treasury Regulations under Section 704 of the Code are hereby incorporated by reference, including a "qualified income offset" within the meaning of Treas. Reg. §1.704-1(b)(2)(ii)(d), the rules regarding allocation of "partner nonrecourse deductions" under Treas. Reg. §1.704-2(i)(1), "minimum gain chargeback" under Treas. Reg. §1.704-2(f), and "partner nonrecourse debt minimum gain chargeback" under Treas. Reg. §1.704-2(i)(4), and the limitation on allocation of losses to any Member that would cause a deficit capital account in excess of such Member's capital contribution obligations and share of minimum gain and partner nonrecourse debt minimum gain under Treas. Reg. §1.704-1(b)(2)(ii)(d) as modified by Treas. Reg. §§1.704-2(g)(1) and 1.704-2(i)(5).

4.4.2. Contributed Property. To the extent contributed property has a fair market value at the time of contribution that differs from the contributing Member's basis in the property, and to the extent the carrying value of property of the Company for capital account purposes otherwise differs from the Company's basis in such property, depreciation, gain, and loss for capital account purposes shall be computed by reference to such carrying value rather than such tax basis. In accordance with Section 704(c) of the Code, income, gain, loss, and deduction with respect to such property shall, solely for tax purposes, be shared among the Members so as to take account of the variation between the basis of the property to the Company and its fair market value at the time of contribution, or at the time that the carrying value of such property is adjusted under Treas. Reg. §1.704-1(b)(2)(iv)(f), as the case may be.

4.5. Profits and Losses. Profits and Losses shall be allocated to the Members in accordance with Percentage Interests, as shown on Annex A and Annex B, as may be amended from time to time, except as otherwise provided in Section 4.4 of this Agreement.

4.6. Distributions. Except as otherwise provided in Section 4.6.1 of this Agreement and ARTICLE IX of this Agreement, distributions to Members shall be made in accordance with their

respective Percentage Interests at such times, and in such amounts, as the Managers shall determine.

4.6.1. Tax Distributions. With respect to any taxable year of the Company in which Members are allocated taxable income for Federal income tax purposes, and for this purpose all items of income, gain, loss, or deduction required to be separately stated pursuant to Section 703 of the Code shall be included in the calculation of taxable income, other than the amount, if any, by which capital losses exceed capital gains, the Company may attempt to distribute to each Member, within ninety (90) calendar days after the close of that taxable year, and, if practicable, at such times during the taxable year as are required to fund the payment of estimated taxes, no less than the amount determined by multiplying the Company's taxable income, computed as set forth herein, allocated to such Member by the highest composite Federal, state, and local income tax rate applicable to any Member, including, in the case of a Member that is a pass-through entity, any other Person taxable on corporate income. For purposes of the preceding sentence, the Company's taxable income for a year shall be reduced by any net loss of the Company in prior years that has not previously been accounted for under this Section 4.6.1. Nothing herein shall require the Company to borrow money or reduce its cash flow so as to restrict its ability to operate the day-to-day activities of the business in order to make such distributions. All distributions to a Member pursuant to this Section 4.6.1 shall be treated as advances of, and offset against, amounts otherwise distributable to such Member under this Agreement.

4.7. Establishment of Reserves. The Board of Managers shall have the right and obligation to establish reasonable reserves for maintenance, improvements, acquisitions, capital expenditures, and other contingencies, such reserves to be funded with such portion of the operating revenues of the Company as the Board of Managers may deem necessary or appropriate for that purpose.

4.8. Tax Information. Within seventy-five (75) calendar days after the end of each fiscal year of the Company, unless extended for annual income tax reporting purposes in accordance with applicable the Code, the Company shall send to each Person who was a Member at any time during such fiscal year such information that is necessary to enable such Person to prepare a federal income tax return for such fiscal year, including a statement indicating such Person's share of Profits and Losses for such fiscal year for federal income tax purposes and the amount of any distribution made to or for the account of such Person during such fiscal year pursuant to this Agreement.

4.9. Tax Returns. The Managers shall arrange for the preparation of all tax returns required to be filed for the Company. Each Member shall be entitled to receive, upon written request, copies of the annual Federal, state, and local income tax returns and information returns, if any, which the Company is required to file. All information needed by the Members and other Persons who were Members during the applicable taxable year for income tax purposes shall be prepared by the Company's accountants and furnished to each such Person after the end of each taxable year of the Company. Each such Person shall report consistently with the partnership information returns of the Company, as filed.

4.10. Tax Elections.

4.10.1. Elections to be Made. To the extent permitted by applicable tax law, the Company may make the following elections on the appropriate tax returns:

4.10.1.1. to adopt the calendar year as the Company's taxable year;

4.10.1.2. to adopt the cash method of accounting and to keep the Company's books and records on the income-tax method;

4.10.1.3. if a transfer of a Membership Interest as described in Section 743 of the Code occurs, on written request of the transferee, or if a distribution of Company property is made on which gain described in Section 734(b)(1)(A) of the Code is recognized or there is an excess of adjusted basis as described in Section 734(b)(1)(B) of the Code, to elect, pursuant to Section 754 of the Code, to adjust the basis of Company properties;

4.10.1.4. any other election the Board of Managers may deem appropriate and in the best interests of the Members.

4.11. No Election of Corporate Taxation. Neither the Company nor any Manager or Member may make an election for the Company to be taxable as a corporation for Federal income tax purposes or to be excluded from the application of the provisions of subchapter K of chapter 1 of subtitle A of the Code or any similar provisions of applicable state law, and no provision of this Agreement shall be construed to sanction or approve any such election.

4.12. Partnership Representative. The "Partnership Representative" shall be a Manager with substantial presence in the United States that is designated as such by the Board of Managers pursuant to Section 6223(a) of the Code. The Partnership Representative is authorized to take such actions and to execute and file all statements and forms on behalf of the Company which may be permitted or required by the applicable provisions of the Code, provided that the Partnership Representative may file suit only with the approval of the Board of Managers. The Partnership Representative shall have the sole authority to act on behalf of the Company under Subchapter C of Section 63 of the Code in any tax proceedings brought by other taxing authorities and the Company and all Members shall be bound by the actions taken by the Partnership Representative in such capacity. The Partnership Representative shall inform each Member of all significant matters that may come to its attention in its capacity as Partnership Representative by giving notice thereof on or before the tenth (10th) business day after becoming aware thereof and, within that time, shall forward to each Member copies of all significant written communications it may receive in that capacity. The Company shall reimburse the Partnership Representative for any costs incurred representing the interests of the Members in respect of Company tax matters. As of the date hereof, Ray Rozycki shall be the Partnership Representative of the Company.

4.13. Tax Withholding. Unless treated as a Tax Payment Loan, any amount paid by the Company for or with respect to any Member on account of any withholding tax or other tax payable with respect to such Member's share of income, profits, or distributions of the Company (or any adjustment thereto) pursuant to the Code (including, but not limited to, section 6225(a)(1) of the Code), the Treasury Regulations, or any state or local statute, regulation, or ordinance requiring such payment (each a "Partner Tax Liability Act") shall be treated as a distribution to the Member for all purposes of this Agreement. To the extent that the amount required to be remitted by the

Company under a withholding tax act exceeds the amount then otherwise distributable to the Member, the excess shall constitute a loan from the Company to the Member (a "Tax Payment Loan"). Each Tax Payment Loan shall be payable upon demand and shall bear interest, from the date that the Company makes the payment to the relevant taxing authority, at the underpayment rate established under section 6621(a)(2) of the Code, determined and compounded quarterly. So long as any Tax Payment Loan or the interest thereon remains unpaid, the Company shall make future distributions due to the Member under this Agreement by applying the amount of any such distribution first to the payment of any unpaid interest on all Tax Payment Loans of the Member and then to the repayment of the principal of all Tax Payment Loans of the Member. The Members shall take all actions necessary to enable the Company to comply with the provisions of any Partner Tax Liability Act applicable to the Company and to carry out the provisions of this Section 4.13. Each Member's obligations under this Section 4.13 with respect to any taxable year in which such Member owns a Membership Interest shall survive any transfer of such Membership Interest by such Member, any liquidation of such Membership Interest, and any withdrawal of such Member from the Company. In the event that a Membership Interest has been transferred, the Company may also choose to collect, in whole or in part, any amount owed under this Section 4.13 by the transferor (or other prior owner) of such Membership Interest by treating such amount as an amount distributed to the current holder of such Membership Interest

ARTICLE V
MANAGEMENT

5.1. Management by Managers.

5.1.1. Exclusive Responsibility. The business, operations, and affairs of the Company shall be managed by or under the direction of the Managers. A Member, as such, shall not take part in, or interfere in any manner with, the management, conduct, or control of the business and affairs of the Company, and shall not have any right or authority to act for or bind the Company, without the prior written consent of the Company. The Company may act only by actions taken by or under the direction of the Board of Managers in accordance with this Agreement.

5.1.2. Authority and Duty of Managers. Except as otherwise provided by resolution adopted by the Board of Managers, the Managers may act only collectively as a board. Individual Managers shall have only such authority and perform such duties as the Board of Managers may, from time to time, delegate to them.

5.1.3. Nonexclusive Service. The Managers need not devote services to the Company on a substantially full-time basis and need only devote as much time to the Company's activities as the Board of Managers determines to be necessary for the efficient conduct thereof, except to the extent otherwise required by a separate employment or other agreement, the execution of which by the Company was authorized by vote of the Members, excluding the affected Manager if a Member, or by vote of disinterested Managers.

5.2. Number and Term of Office of Managers; Qualifications.

5.2.1. Number of Managers. The number of Managers of the Company shall be three (3) Managers.

5.2.2. Appointment of Managers. The Managers shall be elected or appointed as follows: (i) One (1) of the Managers shall be appointed by Savvy Drinks LLC ("Savvy") for so long as Savvy continues to hold Series A Investor Units. If Savvy ceases to hold Series A Investor Units, the Manager appointed by Savvy shall be replaced by a Manager elected by the Members holding Series A Investor Units voting as a class without the right to cumulate votes in the election of the Manager; (ii) Two (2) of the Managers shall be elected by all of the Voting Members voting as a class without the right to cumulate votes in the election of the Managers. As of the Effective Date of this Agreement, and until otherwise decided by the Majority Vote of the Voting Members of the Company, the Managers of the Company shall be Raymond Rozycki, Harmon Rozycki, and Mark Andrews. Notwithstanding anything to the contrary contained herein, so long as Raymond Rozycki and Harmon Rozycki continue to serve as officers of the Company, they shall continue to serve as Managers of the Company.

5.2.3. Voting Rights of Managers. Each Manager shall be entitled to one (1) vote on each action to be voted on by the Board of Managers.

5.2.4. Term of Office. Each Manager shall hold office until his or her successor shall have been elected and qualified, or until his or her earlier death, resignation, or removal.

5.2.5. Qualifications of Managers. Managers need not be Members or residents of the Commonwealth of Pennsylvania, except that the dissociation of a Member who is also a Manager shall remove that Person as a Manager. However, if a Person who is both a Manager and a Member ceases to be a Manager, the cessation does not by itself dissociate the Person as a Member.

5.3. Officers; Delegation and Duties. The Company shall have such officers, other employees, and agents as shall be necessary or desirable to conduct business. The Board of Managers may elect a Member, Manager, or other Person to serve as an officer of the Company. The Board of Managers may assign titles to the officers they elect. If the Board of Managers elects an officer of the Company with a title that is commonly used for officers of a business corporation, the assignment of that title shall constitute the delegation of the authority and duties that are normally associated with that office, subject to any specific delegation of authority and duties made by the Board of Managers. Any number of offices may be held by the same Person. The salaries or other compensation, if any, of the officers, other employees, and agents of the Company shall be fixed from time to time by the Board of Managers or such other Persons as have been delegated that authority.

5.4. Vacancies; Removal; Resignation.

5.4.1. Vacancies. Any vacancy occurring in the Board of Managers may be filled by election at a special meeting of Members called for that purpose by the Members entitled to elect such Manager pursuant to Section 5.2.2 of this Agreement. Any vacancy occurring in the Board of Managers may also be filled by the written consent of the Members entitled to elect such Manager pursuant to Section 5.2.2 of this Agreement.

5.4.2. Removal of Managers. A Manager may be removed, with or without cause, by the Members entitled to appoint such Manager pursuant to Section 5.2.2 of this Agreement.

5.4.3. Resignation of Managers. Any Manager may resign at any time. A resignation shall be made in writing and shall take effect at the time specified therein, or if no time be specified, at the time of its receipt by the remaining Managers or, in the case of the resignation of the last Manager, by the Voting Members. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation.

5.5. Meetings of Board of Managers.

5.5.1. Quorum; Manner of Acting. Unless otherwise provided in the Certificate or this Agreement, a majority of the Managers in office shall constitute a quorum for the transaction of business by the Board of Managers, and the act of a majority of the Managers present at a meeting at which a quorum is present shall be the act of the Board of Managers. A Manager who is present at a meeting of the Board of Managers at which action on any matter is taken shall be presumed to have assented to the action unless his dissent is entered in the minutes of the meeting or unless he files his written dissent to the action with the secretary of the meeting before the adjournment thereof or delivers the dissent to the Company immediately after the adjournment of the meeting. The right to dissent shall not apply to a Manager who voted in favor of the action.

5.5.2. Location. Meetings of the Board of Managers may be held at such place or places as shall be determined from time to time by the Board of Managers.

5.5.3. Waiver of Notice. A waiver of notice of a meeting signed by the Manager entitled to the notice, whether before or after the meeting, shall be deemed equivalent to the giving of the notice. Attendance of a Manager at a meeting constitutes a waiver of notice of the meeting, except where a Manager attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

5.5.4. Regular Meetings. Regular meetings of the Board of Managers shall be held no less often than once per calendar quarter at such times and places as shall be designated from time to time by the Board of Managers. Notice of regular meetings shall not be required.

5.5.5. Special Meetings. Special meetings of the Board of Managers may be called by any Manager on at least 24 hours' notice to each other Manager. The notice need not state the purpose or purposes of, nor the business to be transacted at, the meeting, except as may otherwise be required by law or provided for by the Certificate or this Agreement.

5.6. Action by Consent or Remote Conference.

5.6.1. Action by Consent. Any action required or permitted to be taken at a meeting of the Board of Managers may be taken without a meeting if, prior or subsequent to the action, consent or consents thereto by a majority of the Managers in office is filed with the records of the Company. The consents shall be in writing or in electronic form.

5.6.2. Remote Participation. One or more Managers may participate in a meeting of the Board of Managers by means of conference telephone, electronic technology or such other means by which Managers not physically present in the same location may communicate with each other on a substantially simultaneous basis. Participation in a meeting pursuant to this subsection shall constitute presence in person at the meeting.

5.7. Compensation of Managers. Managers may receive such compensation, if any, for their services as Managers as may be designated from time to time by the Board of Managers.

5.8. Conflicts of Interest.

5.8.1. Other Business Opportunities. Subject to the other express provisions of this Agreement, each Manager, any Member of the Company and their Affiliates at any time and from time to time may engage in and possess interests in other business ventures of any and every type and description, independently or with others, except ones in competition with the Company, with no obligation to offer to the Company or any Member, Manager or Affiliate the right to participate therein. However, each Manager, Member and Affiliate will provide written notice of any such engagement or interest to the Company within ten (10) days of the commencement of the engagement or acquisition of the interest, excluding any interest which was acquired by the Manager, Member or Affiliate purely as a passive investment and which does not constitute ownership of more than two percent (2%) of the total ownership in the venture.

5.8.2. Interested Transactions. A contract or transaction between the Company and one or more of its Managers or officers or between the Company and another domestic or foreign association in which one or more of its Managers or officers have a management role or a financial or other interest, shall not be void or voidable solely for that reason, or solely because the Manager or officer is present at or participates in the meeting of the Board of Managers that authorizes the contract or transaction, or solely because the vote of the Manager or officer is counted for that purpose, if:

5.8.2.1. the material facts as to the relationship or interest and as to the transaction are disclosed or known to the Board of Managers and the Board of Managers authorizes the contract or transaction by the affirmative votes of a majority of the Managers even though the interested Manager(s) participate in the vote;

5.8.2.2. the material facts as to the relationship or interest and as to the transaction are disclosed or known to the Members entitled to vote thereon and the contract or transaction is specifically approved in good faith by vote of those Members; or

5.8.2.3. the contract or transaction is fair to the Company as of the time it is authorized, approved or ratified by the Board of Managers or the Members.

5.8.3. Purchase of Membership Interest by Company. In the event that the Company has the right or option to purchase a Member's Units pursuant to the provisions of ARTICLE X of this Agreement, and the Member whose Units are subject to the Company's right or option to purchaser is also a Manager, such Member shall not participate in the vote of the Managers as to whether the Company shall exercise the right or option to purchase such Units.

5.9. Limitation of Liability. A Manager is not personally liable, directly or indirectly, by way of contribution or otherwise, for a debt, obligation, or other liability of the Company solely by reason of being or acting as a Manager except to the extent required by the Act. A Manager shall not be personally liable, as such, for monetary damages, other than under criminal statutes and under federal, state, and local laws imposing liability on managers for the payment of taxes, for any action taken, or any failure to take any action, unless the Manager's conduct constitutes

recklessness, willful misconduct, or a knowing violation of law. No amendment or repeal of this section shall apply to or have any effect on the liability or alleged liability of any Person who is or was a Manager of the Company for or with respect to any acts or omissions of the Manager occurring prior to the effective date of such amendment or repeal. If the Act is amended to permit a Pennsylvania limited liability company to provide greater protection from personal liability for its managers than the express terms of this section, this section shall be construed to provide for such greater protection.

ARTICLE VI
MEMBERS

6.1. Voting Rights of Members. Each Voting Unit shall entitle the holder thereof to one vote on each action to be taken by vote of the Voting Members.

6.2. Action by Members. Except as otherwise provided in the Act, the Certificate, or this Agreement, whenever any action is to be taken by vote of the Voting Members, it shall be authorized upon receiving the affirmative vote of a majority of the votes cast by all Voting Members entitled to vote thereon. Recording the fact of abstention does not constitute casting a vote.

6.3. Meetings of Members.

6.3.1. Quorum. A meeting of the Voting Members shall not be organized for the transaction of business unless a quorum is present. The presence of Members entitled to cast at least a majority of the votes that all Members are entitled to cast on a particular matter to be acted upon at the meeting shall constitute a quorum for the purposes of consideration and action on the matter. The Members present at a duly organized meeting can continue to do business until adjournment notwithstanding the withdrawal of enough Members to leave less than a quorum. If a meeting cannot be organized because a quorum has not attended, the Members present may adjourn the meeting to such time and place as they may determine.

6.3.2. Location. All meetings of the Members shall be held at the principal place of business of the Company or at such other place within or outside the Commonwealth of Pennsylvania as shall be specified or fixed in the notice thereof.

6.3.3. Adjournment. The chairman of the meeting or the Members present and entitled to vote shall have the power to adjourn a meeting from time to time, without any notice other than announcement at the meeting of the time and place at which the adjourned meeting will be held.

6.3.4. Call of Meetings. A meeting of a particular series of Members, for any proper purpose or purposes, may be called at any time by the Members holding, in the aggregate, at least 50% of the Units of such series. Only business within the purpose or purposes described in the notice of the meeting may be conducted at a meeting of the Members. The notice shall specify the location of the meeting.

6.3.5. Notices. Notice of a meeting of Members shall be given to the Members in accordance with Section 12.1 of this Agreement.

6.3.6. Waiver of Notice. A waiver of notice of a meeting signed by the Member entitled to the notice, whether before or after the meeting, shall be deemed equivalent to the giving of the notice. Attendance of a Member at a meeting constitutes a waiver of notice of the meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the basis that the meeting is not lawfully called or convened.

6.4. Conduct of Meetings. All meetings of the Members shall be presided over by the chair of the meeting, who shall be designated by the Board of Managers or, in the absence of a chair designated by the Board of Managers, an individual chosen by the Members present. The Person presiding at the meeting shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of discussion as seem to him or her in order.

6.5. Action by Consent or Remote Participation.

6.5.1. Action by Consent. Any action required or permitted to be taken at a meeting of Members may be taken without a meeting, without prior notice, and without a vote, upon the consent of Members who would have been entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all Members entitled to vote thereon were present and voting. The consents shall be in writing or in electronic form and shall be filed with the Board of Managers. An action taken by less than unanimous consent of the Members shall not become effective until after at least five (5) days' written notice of the action has been given to each Member entitled to vote thereon who has not consented thereto.

6.5.2. Remote Participation. The presence or participation, including voting and taking other action, at a meeting of Members, by conference telephone or other electronic means, including without limitation the Internet, shall constitute the presence of, or vote or action by, the Member.

6.6. Liability of Members. A Member shall not be personally liable, by way of contribution or otherwise, for a debt, obligation, or other liability of the Company solely by reason of being or acting as a Member except to the extent required by the Act.

ARTICLE VII
INDEMNIFICATION OF THE MANAGERS, MEMBERS, OFFICERS AND OTHER AUTHORIZED REPRESENTATIVES

7.1. Indemnification. The Company shall indemnify any Person who was or is a party or is threatened to be made a party to or is otherwise involved in any threatened, pending, or completed action or proceeding, including without limitation actions by or in the right of the Company, whether civil, criminal, administrative, or investigative, by reason of the fact that the Person is or was a Manager, a Member or an officer of the Company, or is or was serving while a Manager, a Member, or an officer of the Company at the request of the Company as a director, Manager, officer, employee, agent, fiduciary, or other representative of another corporation, for-profit or not-for-profit, limited liability company, partnership, joint venture, trust, employee benefit plan, or other enterprise, against all liabilities, expenses, including, without limitation, attorneys' fees, judgments, fines, excise taxes, and amounts paid in settlement in connection with the action or

proceeding unless the act or failure to act by the Person giving rise to the claim for indemnification is determined by a court to have constituted recklessness, willful misconduct, or a knowing violation of law. The Company shall have the power to indemnify employees and agents of the Company on the same basis as provided in this section with respect to the Managers, Members, and officers, and to advance expenses to employees and agents on the same basis as provided in Section 7.1 of this Agreement, as the Board of Managers may from time to time determine or authorize.

7.2. Advancement of Expenses. Expenses, including, without limitation, attorneys' fees, incurred by any Person who was or is a Manager, Member or an officer of the Company in defending any action or proceeding referred to in Section 7.1 of this Agreement shall automatically be paid by the Company, without the need for action by the Board of Managers, in advance of the final disposition of the action or proceeding upon receipt of an undertaking by or on behalf of the Person to repay the amount advanced if it shall ultimately be determined that the Person is not entitled to be indemnified by the Company.

7.3. Covered Liabilities. The liabilities for which indemnification, contribution, and advancement of expenses are provided under this Article include any damage, judgment, amount paid in settlement, fine, penalty, punitive damages or cost or expense, of any nature, including, without limitation, attorneys' fees and disbursements.

7.4. Exception. Notwithstanding anything in this Article VII to the contrary, the Company shall not be obligated to indemnify any Person under Section 7.1 of this Agreement or advance expenses under Section 7.2 of this Agreement with respect to proceedings, claims, or actions commenced by that Person, other than mandatory counterclaims and affirmative defenses.

7.5. Interpretation. The indemnification and advancement of expenses provided by or pursuant to this Article VII shall not be deemed exclusive of any other rights to which any Person seeking indemnification or advancement of expenses may be entitled under any insurance policy, agreement, vote of Members, approval of the Board of Managers, or otherwise, both as to actions in the Person's official capacity and as to actions in another capacity while holding an office, and shall continue as to a Person who has ceased to be a Member, a Manager, or an officer and shall inure to the benefit of the heirs, executors, and administrators of the Person. If the Act is amended to permit a Pennsylvania limited liability company to provide greater rights to indemnification and advancement of expenses for its Members, Managers, and officers than the express terms of this Article VII, this Article VII shall be construed to provide for such greater rights.

7.6. Contract. The duties of the Company to indemnify and to advance expenses to a Manager, Member or an officer as provided in this Article VII shall be in the nature of a contract between the Company and each such Person, and no amendment or repeal of any provision of this Article VII shall alter, to the detriment of such Person, the right of the Person to the advancement of expenses or indemnification related to a claim based on an act or failure to act that took place prior to the amendment or repeal or the termination of the service of the Person as a Manager, Member, or officer, whichever is earlier.

ARTICLE VIII
BOOKS, RECORDS, REPORTS AND BANK ACCOUNTS

8.1. Maintenance of Books.

8.1.1. Financial Records. The Company shall keep books and records of accounts which shall be maintained on such basis as the Manager shall determine, or such other method as is required for Federal income tax purposes, in accordance with the terms of this Agreement, except that the Capital Accounts of the Members shall be maintained in accordance with Section 4.4 of this Agreement.

8.1.2. Company Records. In addition to the financial records required to be maintained under Section 8.1.1 above, the Company shall keep the following records:

8.1.2.1. a list setting forth the full name and last known mailing address of each Member and Manager;

8.1.2.2. a copy of the Certificate and all amendments thereto and restatements thereof;

8.1.2.3. copies of all of the Company's Federal, state, and local income tax returns and annual financial statements;

8.1.2.4. copies of the Initial Operating Agreements and this Agreement and all amendments thereto; and

8.1.2.5. minutes of the proceedings of the Members and the Board of Managers.

8.2. Reports. The Company shall prepare or cause to be prepared such reports and financial statements concerning the Company necessary to enable the Members to prepare a federal income tax return for such fiscal year, including a statement indicating such Person's share of Profits and Losses for such fiscal year for federal income tax purposes and the amount of any distribution made to or for the account of such Member during such fiscal year pursuant to this Agreement along with such other reports as the Board of Managers may deem appropriate or are required by law.

8.3. Financial Accounts. The Board of Managers shall establish and maintain one or more separate bank and investment accounts in the Company name with financial institutions and firms that the Board of Managers determine. The Board of Managers may not commingle the Company's funds with the funds of any Manager or Member. However, the Company's funds may be invested in a manner the same as or similar to a Manager's investment of his or her own funds or investments or investments by their Affiliates, subject to Section 5.8.2 of this Agreement.

ARTICLE IX
DISSOLUTION, LIQUIDATION AND TERMINATION

9.1. Dissolution. The Company shall dissolve, and its affairs shall be wound up, only upon the first to occur of the following:

9.1.1. the affirmative vote, consent, or agreement of the Board of Managers and the Voting Members holding one hundred percent (100%) of the outstanding Voting Units; or

9.1.2. the entry of an order of judicial dissolution of the Company under Section 8871 of the Act.

9.2. Liquidation and Termination.

9.2.1. Procedure. Upon dissolution of the Company, the Board of Managers shall act as liquidator or may appoint one or more representatives or Members as liquidator. The liquidator shall proceed diligently to wind up the affairs of the Company and make final distributions as provided herein and in the Act. The costs of liquidation shall be borne as a Company expense. Until final distribution, the liquidator shall continue to operate the Company properties with all of the power and authority of the Board of Managers. The liquidator shall proceed diligently to wind up the affairs of the Company and make final distributions as provided in this Agreement and in the Act. The steps to be accomplished by the liquidator are as follows:

9.2.1.1. as promptly as possible after dissolution and again after final liquidation, the liquidator shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company's assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable;

9.2.1.2. the liquidator shall first pay, satisfy or discharge from Company funds all of the debts, liabilities and obligations of the Company to the creditors, including, without limitation, all expenses incurred in liquidation and any advances described in Section 4.3 of this Agreement, or otherwise make adequate provision for payment and discharge thereof, including, without limitation, the establishment of a cash escrow fund for contingent liabilities in such amount and for such term as the liquidator may reasonably determine, all in accordance with the provisions of the Act as may be applicable;

9.2.1.3. after all of the payments required by Section 9.2.1.2 above have been made, any remaining assets of the Company shall be distributed to the Members as follows:

9.2.1.3.1. the liquidator may sell any or all Company property, including to Members, and any resulting gain or loss from each sale shall be computed and allocated to the Capital Accounts of the Members;

9.2.1.3.2. with respect to all Company property that has not been sold, the fair market value of that property shall be determined and the Capital Accounts of the Members shall be adjusted to reflect the manner in which the unrealized income, gain, loss, and deduction inherent in property that has not been reflected in the Capital Accounts previously would be allocated among the Members if there were a taxable disposition of that property for the fair market value of that property on the date of distribution; and

9.2.1.3.3. after completion of the steps in Sections 9.2.1.3.1 and 9.2.1.3.2 of this Agreement, the remaining assets shall be distributed to the Members in an amount equal to the credit balance in each of their Capital Accounts, after giving effect to all contributions, distributions and allocations for all periods.

9.2.2. Distributions. All distributions in kind to the Members shall be made subject to the liability of each distributee for costs, expenses, and liabilities relating to the assets distributed in kind theretofore incurred or for which the Company has committed prior to the date of termination and those costs, expenses, and liabilities shall be allocated to the distributees pursuant to this section. The distribution of cash and/or property to a Member in accordance with the provisions of this section constitutes a complete return to the Member of its Capital Contributions and a complete distribution to the Member of its Membership Interest in all the Company's property. To the extent that a Member returns funds to the Company, the Member has no claim against any other Member for those funds.

9.3. Deficit Capital Accounts. Notwithstanding anything to the contrary contained in this Agreement, and notwithstanding any custom or rule of law to the contrary, to the extent that the deficit, if any, in the Capital Account of any Member results from or is attributable to deductions and losses of the Company, including non-cash items such as depreciation, or distributions of money pursuant to this Agreement to all Members in proportion to their respective Percentage Interests, upon dissolution of the Company such deficit shall not be an asset of the Company and such Members shall not be obligated to contribute such amount to the Company to bring the balance of such Member's Capital Account to zero.

9.4. Certificate of Termination. Upon completion of the liquidation of Company's assets as provided herein, the Company is terminated, and the Board of Managers, or such other Person or Persons as the Act may require or permit, shall file a Certificate of Termination with the Department of State of the Commonwealth of Pennsylvania and take such other actions as may be necessary to terminate the existence of the Company, including obtaining tax clearance certificates.

ARTICLE X
RESTRICTIONS ON TRANSFER OF MEMBERSHIP INTERESTS; BUY/SELL PROVISIONS

10.1. Restriction on Right to Transfer. Except as provided for in this Agreement, no Member or assignee of Units or a Transferrable Interest therein shall be entitled to sell, mortgage, hypothecate, transfer, pledge, assign, donate, create a security interest in or lien on, encumber, give, place in trust, or otherwise dispose of, including any involuntary transfer or transfer by operation of law upon divorce, in bankruptcy or by way of execution, seizure or sale by legal process (each a "Transfer"), any Units, Transferrable Interest or any portion or interest thereof. Any attempted Transfer of any Units or Transferable Interest or any portion, interest or right in any Units or Transferable Interest other than in accordance with this Agreement shall be null and void and be of no force or effect. In addition, any Transfer of any Units, Transferrable Interest or any portion, interest or right in any Units or Transferrable Interest shall be made only in compliance with all applicable securities laws, and the Company may require the transferor to obtain and deliver to the Company an opinion of counsel, reasonably acceptable, as to both the opinion and the counsel, to the Company, and/or other evidence reasonably satisfactory to the Company that such proposed Transfer so complies.

10.2. Sale of Series A Investor Units.

10.2.1. Offer to Company. If any Member wishes to sell all or any part of such Member's Series A Investor Units or any portion thereof, such Member (the "Investor Offeror") shall first offer to sell such Units or portion thereof (the "Offered Investor Units") to the Company at the price and on the terms and conditions set forth in Section 10.7 of this Agreement. The Company shall have thirty (30) calendar days from receipt of the offer from the Investor Offeror within which to accept such offer (the "Company Investor Offer Period"). An acceptance by the Company may be of all or any part of the Offered Investor Units. If the Company fails to accept the offer in full, any portion of the Offered Series A Interest not accepted by the Company shall be offered to the Members holding Series A Investor Units other than the Investor Offeror (each, a "Non-Selling Investor Member," and collectively, the "Non-Selling Investor Members") in accordance with Section 10.2.2 of this Agreement.

10.2.2. Offer to Investor Members. If within the Company Investor Offer Period, the Company rejects or does not accept the offer in full, the Company will immediately transmit to all Non-Selling Investor Members a copy of the written offer, accompanied by a statement as to the number of the Offered Investor Units which each Non-selling Member can elect to purchase (the "Investor Member Offer Notice"). For each Non-Selling Investor Member, the number of such Offered Investor Units that each remaining Non-Selling Investor Member may elect to purchase shall be determined on a pro rata basis, by dividing the number of Series A Investor Units owned by the Non-Selling Investor Member by the number owned by all Non-Selling Investor Members (rounded to eliminate fractional Units). Any acceptance by a Non-Selling Investor Member shall be in writing and must be received by the Company within fifteen (15) calendar days after transmission of the Investor Member Offer Notice to such Non-Selling Investor Member. If any Non-Selling Investor Member fails to accept all of the Offered Investor Units offered to such Non-Selling Investor Member, then the Company shall immediately offer the Offered Investor Units offered to, but not accepted by, such Non-Selling Investor Member to the other Non-Selling Investor Members (again on a pro rata basis according to their respective Series A Investor Units), who shall each have five (5) calendar days from the date of transmission of the offer within which to accept the offer. This process shall continue until either all of the Offered Investor Units offered to the Non-Selling Investor Members have been accepted or each Non-Selling Investor Member has failed to accept in full an offer made to him/her. At that time, the offer shall expire and the Company shall provide written notice to the Investor Offeror and each accepting Non-Selling Investor Member as to the Offered Investor Units permitted to be purchased by each accepting Non-Selling Investor Member.

10.2.3. Failure to Accept Offer. If, following the application of Sections 10.2.1 and 10.2.2 of this Agreement, all of the Offered Investor Units have not been accepted by the Company and/or the Non-Selling Investor Members, the Investor Offeror may elect to sell the Offered Investor Units which were accepted or may, by giving notice to the Company within ten (10) calendar days after the Company's giving of notice to the Investor Offeror of the acceptances, reject all such acceptances, in which event no offer shall be deemed to have been duly accepted.

10.2.4. Sales to Third Parties. Any of the Offered Investor Units not purchased by the Company or the Non-Selling Investor Members following the application of Sections 10.2.1 and 10.2.2 of this Agreement may be sold by the Investor Offeror to one or more third parties; provided,

however, that (a) any sale to a third party must be completed within ninety (90) calendar days following the date of the Company's final notice to the Investor Offeror described in Section 10.2.2 of this Agreement, and (b) each third party must agree to become a party to this Agreement by executing a Joinder Agreement in form and substance acceptable to the Voting Members. Any of the Offered Investor Units not sold to a third party in accordance with these terms shall again become subject to the terms of this Section 10.2, and shall not thereafter be transferable without first complying with all of the terms of this Section 10.2.

10.3. Sale of Series B Management Units.

10.3.1. Offer to Company. If any Member wishes to sell all or any part of such Member's Series B Management Units or any portion thereof, such Member (the "Series B Offeror") shall first offer to sell such Series B Management Units or portion thereof (the "Offered Management Units") to the Company at the price and on the terms and conditions set forth in Section 10.7 of this Agreement. The Company shall have thirty (30) calendar days from receipt of the offer from the Series B Offeror within which to accept such offer (the "Company Management Offer Period"). An acceptance by the Company may be of all or any part of the Offered Management Units and must be authorized by the Voting Members. If the Company fails to accept the offer in full, any portion of the Offered Management Units not accepted by the Company shall be offered to the Members holding Series B Management Units other than the Series B Offeror (each, a "Non-Selling Management Member," and collectively, the "Non-Selling Management Members") in accordance with Section 10.3.2 of this Agreement.

10.3.2. Offer to Management Members. If within the Company Management Offer Period, the Company rejects or does not accept the offer in full, the Company will immediately transmit to all Non-Selling Management Members a copy of the written offer, accompanied by a statement as to the number of Offered Management Units which each Non-Selling Management Member can elect to purchase (the "Management Member Offer Notice"). For each Non-Selling Management Member, the number of such Offered Management Units that each Non-Selling Management Member may elect to purchase shall be determined on a pro rata basis, by dividing the number of Series B Management Units owned by the Non-Selling Management Member by the number owned by all Non-Selling Management Members (rounded to eliminate fractional Units). Any acceptance by a Non-Selling Management Member shall be in writing and must be received by the Company within fifteen (15) calendar days after transmission of the Management Member Offer Notice to such Non-Selling Management Member. If any Non-Selling Management Member fails to accept all of the portion of the Offered Management Units offered to such Non-Selling Management Member, then the Company shall immediately offer the Offered Management Units offered to, but not accepted by, such Non-Selling Management Member to the other Non-Selling Management Member (again on a pro rata basis according to their respective Series B Management Units), who shall each have five (5) calendar days from the date of transmission of the offer within which to accept the offer. This process shall continue until either all of the Offered Management Units offered to the Non-Selling Management Members have been accepted or each Non-Selling Management Member has failed to accept in full an offer made hereunder. At that time, the offer shall expire and the Company shall provide written notice to the Series B Offeror and each accepting Non-Selling Management Member as to the Offered Management Units permitted to be purchased by each accepting Non-Selling Management Member.

10.3.3. Maintain Ownership. Any of the Offered Management Units not sold to the Company or the Members following the application of Sections 10.3.1 through 10.3.2 of this Agreement shall continue to be held by the Terminated Member subject to the terms of this Agreement, provided, however, that such Units shall automatically and entirely become Non-Voting Units.

10.4. Involuntary and Unauthorized Assignments of Membership Interest.

10.4.1. Status of Transferee. In the event that any Units, Membership Interest or Transferable Interest shall be subject to an Involuntary Transfer, and such Transfer is required by law to be recognized, the holder of the Units representing such Membership Interest or Transferable Interest shall be an assignee of such Units, but except as provided in this Agreement or to the extent greater rights are granted to such holder under the Act, such holder shall not be entitled to any of the rights of a Member under the Act or this Agreement unless admitted as a Member pursuant to this Agreement.

10.4.2. Offer of Subject Units. On the occurrence of an Involuntary Transfer, the party to whom Units of a Member are Transferred in an Involuntary Transfer or the affected Member, as the case may be, shall immediately offer the Units so Transferred in the Involuntary Transfer or all of the Units in the event of the insolvency of the Member (the "Subject Units") (a) as described in Section 10.2 to the extent the Subject Units are Series A Investor Units or (b) as described in Section 10.3 to the extent the Subject Units are Series B Management Units, at the price and on the terms and conditions set forth in Section 10.7 of this Agreement. If no such offer is received by prior to receipt of actual notice of such Involuntary Transfer, such an offer shall be deemed to have been made upon the receipt of actual notice of such Foreclosure Involuntary Transfer.

10.4.3. Retention of Units by Transferee. Any of the Subject Units not sold following the application of this Agreement shall be retained by the holder of such interest, provided, however, that (a) in an Involuntary Transfer of Units, the holder of such Units shall remain an assignee and shall not become a Member except as provided in this Agreement or except to the extent greater rights are granted to such holder under the Act; and (b) such holder and the interest held thereby shall be subject to all of the terms and conditions of this ARTICLE X.

10.5. Death of a Member.

10.5.1. Death of an Investor Member.

10.5.1.1. Offer of Investor Units. On the death of a Member who owns Series A Investor Units, the personal representative of the deceased Member shall immediately offer the Series A Investor Units owned by the deceased Member on the date of the deceased Member's death (the "Deceased Member Investor Units") as described in Section 10.2 at the price and pursuant to the terms and conditions set forth in Section 10.7 of this Agreement.

10.5.1.2. Transfer to Heirs. Any of the Deceased Member Investor Units not sold following the application of this Agreement will be Transferred to the deceased Member's heirs in accordance with the deceased Member's Will or pursuant to the laws of intestacy; provided, however, that no such Transfer will become effective for any purpose unless each recipient of any such Units becomes a party to this Agreement by executing a Joinder Agreement

in form satisfactory to the Voting Members, and provided that such Units shall automatically and entirely become Non-Voting Units.

10.5.2. Death of a Management Member. Upon the death of a Member who owns Series B Management Units, the Company shall purchase from the personal representative of the deceased Member, and the personal representative of the deceased Member shall sell to the Company, all of the Series B Management Units owned by the deceased Member on the date of death at the price set forth in Section 10.7 and pursuant to the terms and conditions set forth in this Agreement.

10.6. Termination of a Member's Engagement. Upon the termination of employment, including appointment as an officer of the Company, or engagement to provide services to the Company, for any reason other than the Member's death, of a Member who owns Series B Management Units, the Company shall purchase from the Member, and the Member shall sell to the Company, all of the Series B Management Units owned by the Member at the price set forth in Section 10.7 and pursuant to the terms and conditions set forth in this Agreement.

10.7. Purchase Price; Closing; Payment of Purchase Price; Transfer.

10.7.1. Purchase Price.

10.7.1.1. The purchase price for each Unit or the Units purchased pursuant to this Agreement shall be the Fair Market Value of such Unit or Units as of the Valuation Date.

10.7.1.2. The purchase price for each Unit or Units purchased pursuant to Section 10.4 this Agreement shall be the Fair Market Value of such Unit or Units as of the Valuation Date multiplied by fifty percent (50%).

10.7.1.3. The purchase price for each Unit or the Units purchased pursuant to Section 10.6 of this Agreement shall be the Fair Market Value of such Unit or the Units as of the Valuation Date, provided, however, that if the Member's engagement or employment is terminated by the Company for Cause, the purchase price for each Unit or the Units purchased pursuant to Section 10.6 of this Agreement shall be the Fair Market Value of such Unit or the Units as of the Valuation Date multiplied by fifty percent (50%).

10.7.2. Closing; Closing Date. The closing (the "Closing") of the purchase and sale of Units under this Agreement shall occur not more than one hundred eighty (180) calendar days from the applicable Triggering Event Date at the offices of the Company on a date and at a time as determined by the purchaser (the "Closing Date").

10.7.3. Payment of Purchase Price. A purchaser shall pay the purchase price for Units being purchased by such purchaser to the seller of such Units through the execution and delivery of a judgment note. Such judgment note shall (a) bear interest on the unpaid principal balance from the Closing Date at a rate equal to the lowest rate permitted as of the Closing Date under federal income tax law that does not result in imputed interest or original issue discount, namely the mid-term applicable federal rate; and (b) be paid in sixty (60) equal and consecutive monthly installments of principal and interest, with such installments commencing thirty (30) calendar days from the date of such judgment note and continuing thereafter on the same day of each succeeding

month. Such judgment note shall be prepayable, in whole or in part, at any time or from time to time, without penalty or premium. Notwithstanding the foregoing, as an alternative to a purchaser's execution and delivery of a judgment note, a purchaser may, in its sole and exclusive discretion, pay the full amount of the purchase price, or the remaining balance of the purchase price, for the Units being acquired by such purchaser in immediately available funds at Closing.

10.7.4. Transfer of Units. At the Closing, the Member, or the Member's estate, agent, or successor-in-interest, whichever the case may be, shall Transfer to the applicable purchaser the Units purchased under this ARTICLE X free and clear of all liens, encumbrances, and restrictions other than the restrictions and terms and conditions set forth in this Agreement. In the event that the Member, or the Member's estate, agent, or successor-in-interest, whichever the case may be, is unable or unwilling to so Transfer the Units being purchased, the applicable purchaser shall send to the Member, or the Member's estate, agent, or successor-in-interest, the judgment note for the purchase price by certified mail to the Member's, or the Member's personal representative's, agent's, or successor-in-interest's, last-known address, and the Units being purchased shall be Transferred to the applicable purchaser upon mailing of the same.

10.8. Rights of Holder of Transferrable Interest.

10.8.1. A transferee that has received Units or a Transferrable Interest may be admitted as a Member only with the consent of the Board of Managers and on such assignee executing a Joinder Agreement in form satisfactory to the Board of Managers agreeing to be bound as a Member by this Agreement, as it may be amended.

10.8.2. A transferee who has received a Transferrable Interest and does not become a Member shall be entitled to receive distributions of cash or other property and allocations from the Company attributable to the number of Units assigned and shall receive the tax information set forth in Section 4.8 of this Agreement. However, except as may be required by the Act, an assignee shall have no right to any other information or accounting; to inspect the Company's books and records; any Governance Interests; to vote on any matter or otherwise participate in the management of the business and affairs of the Company; or enjoy any other right of a Member under the Act or this Agreement. Such transferee shall, however, be bound by all the obligations of a Member, including the restrictions on a further Transfer of such assignee's interest.

10.9. Capital Account of Transferee. Upon the valid Transfer of a Transferrable Interest, whether or not as part of the Units, the transferee shall succeed to the corresponding portion of the Capital Account of the transferor.

ARTICLE XI
DRAG ALONG AND TAG ALONG RIGHTS

11.1. Drag Along Right.

11.1.1. Sale of a Majority Interest. If Members owning a Majority Interest (the "Majority Members") wish to sell a Majority Interest pursuant to a bona fide offer from an unrelated third party, the Majority Members shall give written notice of such proposed sale (the "Notice of Sale") to each of the other Members (collectively, the "Minority Members"). The Notice of Sale shall set forth the name of the prospective buyer, the consideration to be paid, payment terms and other

material terms of the sale. The Notice of Sale shall include (a) the anticipated closing date, which shall be not less than thirty (30) calendar days and not more than one hundred twenty (120) calendar days after the date of the Notice of Sale, and (b) a statement as to whether the Majority Members are exercising the Drag Along Right.

11.1.2. Drag Along Right. The Majority Members shall have the right, exercisable by notice given in the Notice of Sale, to require the Minority Members to sell all, but not less than all, unless the Majority Members are selling less than all of their Units, in which case the Minority Members will be obligated to sell only the same proportion of their Units as the Majority Members are selling, of the Units owned by the Minority Members to the purchaser named in the Notice of Sale, such sale to take place contemporaneously with, and on the same terms as, the sale of the Majority Interest.

11.1.3. Tag Along Right. In the event that the Drag Along Right is not exercised by the Majority Members, then each Minority Member shall have the right to notify the Majority Members that such Minority Member wishes to sell some or all of such Minority Member's Units to the prospective buyer under the same terms as set forth in the Notice of Sale. Such notice may be given to the Majority Members at any time prior to the fifteenth day preceding the closing date specified in the Notice of Sale. The Majority Members shall not thereafter consummate the sale of the Majority Interest unless the Units of the Minority Members who have elected to sell their Units are also purchased by the prospective buyer under the same terms.

11.1.4. Termination of Rights. In the event a Notice of Sale is given by the Majority Members pursuant to Section 11.1.1 of this Agreement and such Notice of Sale contains an exercise of the Drag Along Right, then the provisions of this Agreement limiting the Transfer of Units shall be suspended pending the closing of the sale described in the Notice of Sale. If the sale of the Majority Interest closes and the Membership Interests are Transferred to the buyer, such suspended rights or obligations of this Agreement pertaining to the Membership Interest of the Minority Members shall terminate. If, however, the sale of the Majority Interest does not close within one hundred twenty (120) calendar days after the date of the Notice of Sale, the suspended provisions of this Agreement shall again apply, with any time periods applicable to any transactions pending at the time of the suspension extended by the duration thereof.

11.2. Sale of Assets of the Company. In the event that the Company receives a bona fide, good faith written offer from an unrelated third party to purchase all or substantially all of the Company's assets or equity, as the case may be (an "Asset or Equity Offer"), and the Majority Members desire to have the Company accept the Asset or Equity Offer and sell all or substantially all of the assets or equity of the Company to the third party purchaser set forth in the Asset or Equity Offer (the "Asset or Equity Sale Transaction"), the Majority Members shall provide the Minority Members with a copy of the Asset or Equity Offer and notice of the Majority Members' desire to have the Company accept the Asset or Equity Offer (the "Asset or Equity Sale Notice"). Upon receipt of the Asset or Equity Sale Notice, each Minority Member shall (a) vote all Membership Interests held by such Minority Member whether at a regular or special meeting of the Members or by written consent in lieu of such meeting in favor of the Asset or Equity Sale Transaction and raise no objections to the Asset or Equity Sale Transaction or the process pursuant to which the Asset or Equity Sale Transaction was arranged; (b) waive any and all dissenter, appraisal, or similar rights with respect to the Asset or Equity Sale Transaction; and (c) take any

and all actions reasonably necessary to effectuate such sale of the assets or equity to the third party purchaser on the terms and conditions contained in the Asset or Equity Offer, including, without limitation, entering into an agreement reflecting the terms of the Asset or Equity Sale Transaction, giving customary and reasonable representations, warranties and indemnifications, executing and delivering customary certificates or other documents, and, if a Manager, consenting to or voting in favor of the Asset or Equity Sale Transaction.

ARTICLE XII
GENERAL PROVISIONS

12.1. Notices.

12.1.1. To Members. Any notice of a meeting or for any other purpose required to be given to a Member under the provisions of this Agreement or by the Act shall be given either personally or by sending a copy thereof:

12.1.1.1. by first-class or express mail, postage prepaid, or courier service, charges prepaid, to the postal address or street address of the Person appearing on the books of the Company. Notice pursuant to this paragraph shall be deemed to have been given to the Person entitled thereto when deposited in the United States mail or with a courier service for delivery to that Person; or

12.1.1.2. by facsimile transmission, email, or other electronic communication to the Person's facsimile number or address for e-mail or other electronic communications supplied by the Person to the Company for the purpose of notice. Notice pursuant to this paragraph shall be deemed to have been given to the Person entitled thereto when sent.

12.1.2. To the Managers or the Company. Any notice to the Board of Managers or the Company must be given at the principal place of business of the Company. Notice pursuant to this Section may be given in any manner described in Section 12.1.1 of this Agreement, but shall not be deemed to have been given to the Company or the Manager unless it is actually received at the principal place of business of the Company.

12.2. Effect of Waiver or Consent. A waiver or consent, express or implied, to or of any breach or default by any Person in the performance by that Person of its obligations with respect to the Company is not a consent or waiver to or of any other breach or default in the performance by that Person of the same or any other obligations of that Person with respect to the Company. Failure on the part of a Person to complain of any act of any Person or to declare any Person in default with respect to the Company, irrespective of how long that failure continues, does not constitute a waiver by that Person of its rights with respect to that default until the period of the applicable statute of limitations has run.

12.3. Amendment. This Agreement or the Certificate may be amended from time to time only if the amendment is approved by the vote, consent, or agreement of the Voting Members holding more than fifty percent (50%) of the Voting Units. An amendment to this Agreement must be in writing and shall take effect when executed by Voting Members holding at least the number of the Voting Units required to approve the amendment. A revision of any Annex to this Agreement shall not be considered an amendment of this Agreement.

12.4. Binding Effect and Rights of Third Parties. This Agreement has been adopted to govern the operation of the Company and shall be binding on and inure to the benefit of the Members and their respective heirs, personal representatives, successors, and assigns. This Agreement is expressly not intended for the benefit of any creditor of the Company or any other Person, except a Person entitled to indemnification, contribution, or advancement of expenses under ARTICLE VII. Except and only to the extent provided by applicable statute no such creditor or other Person shall have any rights under this Agreement.

12.5. Governing Law. This Agreement shall be governed by, and interpreted and enforced in accordance with, the laws of the Commonwealth of Pennsylvania and the state and federal courts in Allegheny County, Pennsylvania. The Company and the Members waive the application of any and all FINRA rules, regulations, or provisions to any dispute between the Company and any Member, including, without limitation, any right to arbitration or mediation under FINRA.

12.6. Severability. If any provision of this Agreement or the application thereof to any Person or circumstance is held invalid or unenforceable to any extent, the remainder of this Agreement and the application of that provision to other Persons or circumstances shall not be affected thereby and that provision shall be enforced to the greatest extent permitted by law.

12.7. Construction. Whenever the context requires, the gender of any word used in this Agreement includes the masculine, feminine, or neuter, and the number of any word includes the singular or plural. All references to Articles and Sections refer to Articles and Sections of this Agreement, and all references to annexes are to annexes attached hereto, each of which is made a part hereof for all purposes. The headings in this Agreement are for convenience only; they do not form a part of this Agreement and shall not affect its interpretation.

12.8. Execution in Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original as against any party whose signature appears thereon, and all of which shall together constitute one and the same instrument. If executed in multiple counterparts, this Agreement shall become binding when any counterpart or counterparts, individually or taken together, bear the signatures of all of the applicable Members.

12.9. Entire Agreement. This Agreement constitutes the entire agreement among the Company and Members with respect to the subject matter hereof and supersedes all prior agreements, express and implied, oral and written, with respect thereto, including, but not limited to, the Initial Operating Agreements. The express terms of this Agreement control and supersede any course of performance or usage of trade inconsistent with any of the terms hereof.

IN WITNESS WHEREOF, the Company and Voting Members of the Company have duly caused this Fifth Amended and Restated Operating Agreement to be executed as of the day and year first above written.

COMPANY

UNIFYING SPIRITS LLC
Formerly Ultimate Spirits LLC
d/b/a Boba Pops

Signed by:

By: Harmon Rozycki

01A35991006F470...

Name: Harmon Rozycki

Title: COO / Manager

IN WITNESS WHEREOF, the Voting Member set forth below has duly caused this Fifth Amended and Restated Operating Agreement to be executed and delivered as of this 16th day of February 2026.

Member	Number of Units
Name: Raymond Rozycki Address: 214 Sygan Road McDonald, PA 15057 ________________ ________________ [redacted] [redacted] ________________ [redacted]	Series A Investor Units 191,771 ____________ Series B Management Units 220,000 ____________

For Individuals and Married Couples

Signed by:

05B534A6B1E04C8...

(Signature)

Raymond Rozycki

(Printed Name)

(Signature)

(Printed Name)

For Entities

(Print Name of Entity)

(Signature of Authorized Party)

(Printed Name of Authorized Party)

(Printed Title of Authorized Party)

For Trusts

(Print Name of Trust)

(Signature of Trustee)

(Printed Name of Trustee)

UNIFYING SPIRITS LLC
d/b/a Boba Pops

ANNEX A
SERIES A INVESTOR UNITS
As of February 16, 2026

Attached hereto and incorporated herein by reference.

UNIFYING SPIRITS, LLC			
SERIES A INVESTOR UNITS			
Name of Member	Total Assigned Units as of February 6, 2026	Percent of Series A Equity Accounted for as of February 6, 2026	Total Company Equity Percent
Frost Gamma Investments Trust*	703,784	20.11%	15.48%
Steven Hollenkamp	275,756	7.88%	6.07%
Mark Andrews III*	308,717	8.82%	6.79%
Savvy Drinks, LLC	282,500	8.07%	6.21%
Raymond Rozycki	191,771	5.48%	4.22%
Kevin Miller	132,096	3.77%	2.91%
Mike and Amy Giammatteo	124,753	3.56%	2.74%
William Taylor	100,104	2.86%	2.20%
Covent Garden LLC	126,334	3.61%	2.78%
Anthony Kim	90,675	2.59%	1.99%
Mark Andrews IV*	136,215	3.89%	3.00%
Elizabeth Andrews Dupont*	136,215	3.89%	3.00%
Ankit Goyal	66,667	1.90%	1.47%
Doug Popovec	65,167	1.86%	1.43%
Sam Angelo	50,247	1.44%	1.11%
Jay Hollenkamp	48,663	1.39%	1.07%
Brand Evolution, LLC	42,851	1.22%	0.94%
Sharon Chang Rev. Intervivos Trust	38,249	1.09%	0.84%
Douglas Phillips	42,494	1.21%	0.93%
Andy Safran	35,710	1.02%	0.79%
Edmond Pelino, Jr	35,000	1.00%	0.77%
Mark Medcalf	27,033	0.77%	0.59%
One Putt Partners, LLC	25,000	0.71%	0.55%
Keith Albers	21,889	0.63%	0.48%
Kari and Ted Bair	21,425	0.61%	0.47%
Joe Bruno	20,000	0.57%	0.44%
Joseph & Kelly Seiler	20,000	0.57%	0.44%
John Baun	20,000	0.57%	0.44%
Chad and Jen Plesakov	20,000	0.57%	0.44%
Steve and Melissa Fisher	20,000	0.57%	0.44%
Daniel and Lynnette Reich	20,000	0.57%	0.44%
Daniel Ruffing	20,000	0.57%	0.44%
Chase Asset Strategic Trust	16,667	0.48%	0.37%
Bohicket Investments LLC	16,667	0.48%	0.37%
Robertson Allen	16,667	0.48%	0.37%
Sayles Braga	16,667	0.48%	0.37%
Sykes 2020 Irrevokable Trust	16,667	0.48%	0.37%
Tom DiPasquale	17,000	0.49%	0.37%
Harmon Rozycki	15,879	0.45%	0.35%
Mike Collura	9,461	0.27%	0.21%
Arley Smude	8,068	0.23%	0.18%
Pending Transaction	53,335	1.52%	1.17%
Steven Cook	30,000	0.86%	0.66%
AMG Capital	8,000	0.23%	0.18%
William Shorb	4,000	0.11%	0.09%
Ian Kobos	1,607	0.05%	0.04%
Total: Series A Units issued	3,500,000	100.00%	77.00%
*Includes Units Tied to Convertible Notes			

UNIFYING SPIRITS LLC
d/b/a Boba Pops

ANNEX B
SERIES B MANAGEMENT UNITS
As of February 16, 2026

Attached hereto and incorporated herein by reference.

Series B Management Units			
Name of Member	**Series B Management Units**	**Series B Percentage**	**Series B Company Percentage**
Raymond Rozycki	220,000	48%	11%
Mark Andrews III	150,000	33%	8%
Harmon Rozycki	90,000	20%	5%
Total: Series B Units Issued	460,000	100%	23%

UNIFYING SPIRITS LLC

d/b/a Boba Pops

ANNEX C

SERIES C ADVISOR UNITS

As of October 2024

Extinguished and terminated in entirety.

NULL AND VOID